Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-210313

EQUINOX FRONTIER FUNDS

(a Delaware statutory trust)

PROSPECTUS SUPPLEMENT

TO

PROSPECTUS AND DISCLOSURE DOCUMENT

DATED APRIL 29, 2016

The following information amends the disclosure in the Prospectus and Disclosure Document dated as of April 29, 2016, as supplemented from time to time (the “Prospectus”). If any statement in this supplement conflicts with a statement in the Prospectus, the statement in this supplement controls. Capitalized terms not defined herein will have the meaning ascribed to such term in the Prospectus.

Frontier Fund Management, LLC

Managing Owner

DATED April 7, 2017

EQUINOX FRONTIER FUNDS

EQUINOX FRONTIER DIVERSIFIED FUND

Supplement dated April 7, 2017 to the Prospectus and Disclosure Document dated as of April 29, 2016, as supplemented from time to time

Effective March 28, 2017, the Equinox Frontier Diversified Fund added Welton Investment Partners, LLC as a major commodity trading advisor.

Accordingly,

1.	The table under the heading “The Series of Equinox Frontier Funds at a Glance” is hereby deleted in its entirety and replaced with the following:

Series		Trading/Galaxy Plus Platform Commodity Pools/Reference Programs
Equinox Frontier Diversified	Major Commodity Trading Advisors, Galaxy Plus Platform Commodity Pools and/or Reference Programs

Chesapeake Capital Corporation

Crabel Capital Management, LLC

FORT, L.P.

Emil van Essen LLC

H2O AM LLP

Quantitative Investment Management, LLC

QuantMetrics Capital Management LLP

Quest Partners LLC

Welton Investment Partners, LLC

Winton Capital Management Ltd.

Chesapeake Diversified Program

Crabel Multi-Product Program

Global Contrarian Program

Multi-Strategy Program (accessed via Galaxy Plus Fund – Emil Van Essen STP Master Fund (516) LLC)

Force 10 Program

Global Program

QM Futures Program

Quest Tracker Program; Quest Fixed Income Tracker Index

Global Directional Portfolio Program

Winton Futures Program

	Non-Major Commodity Trading Advisors, Galaxy Plus Platform Commodity Pools and/or Reference Programs	Various Programs

Equinox Frontier Masters	Major Commodity Trading Advisors, Galaxy Plus Platform Commodity Pools and/or Reference Programs

Chesapeake Capital Corporation Emil van Essen LLC Transtrend B.V. Winton Capital Management Ltd. Quest Partners LLC

Chesapeake Diversified Program

Multi-Strategy Program (accessed via Galaxy Plus Fund – Emil Van Essen STP Master Fund (516) LLC)

Diversified Trend Program—Enhanced Risk/USD

Winton Futures Program

Quest Fixed Income Tracker Index

Equinox Frontier Long/Short Commodity	Major Commodity Trading Advisors, Galaxy Plus Platform Commodity Pools and/or Reference Programs

Chesapeake Capital Corporation Emil van Essen LLC JE Moody & Company LLC Quest Partners LLC Red Oak Commodity Advisors, Inc. Rosetta Capital Management, LLC

Chesapeake Diversified Program

Multi-Strategy Program (accessed via Galaxy Plus Fund – Emil Van Essen STP Master Fund (516) LLC)

JEM Commodity Relative Value Program

Quest Fixed Income Tracker Index

Fundamental Trading (accessed via Galaxy Plus Fund – LRR Master Fund (522) LLC)

Rosetta Trading Program (accessed via Galaxy Plus Fund – LRR Master Fund (522) LLC)

	Non-Major Commodity Trading Advisors, Galaxy Plus Platform Commodity Pools and/or Reference Programs	Various Programs

2.	The section opposite the heading “SUMMARY—The Series—Equinox Frontier Diversified Fund” is hereby deleted in its entirety and replaced with the following:

The current major commodity trading advisors, including those advising commodity pools on the Galaxy Plus Platform and/or reference programs for the Equinox Frontier Diversified Fund are:

•	Aspect Capital Limited

•	Chesapeake Capital Corporation

•	Crabel Capital Management, LLC

•	Emil van Essen, LLC

•	FORT, L.P.

•	H2O AM LLP

•	Quantitative Investment Management, LLC

•	QuantMetrics Capital Management, LLP

•	Quest Partners, LLC

•	Welton Investment Partners, LLC

•	Winton Capital Management Ltd.

The managing owner anticipates that between 10% and 30% of the assets of the Equinox Frontier Diversified Fund may be allocated to each of the major commodity trading advisors, commodity pools on the Galaxy Plus Platform and/or reference programs at any time. See “Risk Factors—Risks Relating to the Trust and the Offering of Units— The Managing Owner May Adjust the Leverage Employed by a Trading Advisor to Maintain the Target Rate of Volatility.”

See the appendix for the Equinox Frontier Diversified Fund attached to Part I of this prospectus for more information regarding the Equinox Frontier Diversified Fund.

3.	The first paragraph and the accompanying table under the heading “Allocation of Assets among Trading Advisors and Commodity Pools” are hereby deleted in their entirety and replaced with the following:

As of March 28, 2017, the allocation of the assets of the Equinox Frontier Diversified Fund between the trading advisors was as follows (however, the actual allocation among trading advisors for the Equinox Frontier Diversified Fund will vary based on the relative trading performance of the trading advisors and/or reference programs, and the managing owner may otherwise vary such percentages from time to time in its sole discretion):

Advisor	Allocation as of March 28, 2017 (expressed as a percentage of aggregate notional exposure to commodity trading programs)
Aspect Capital Limited (accessed via Galaxy Plus Fund – Aspect Feeder Fund (532) LLC)	4.9%
Chesapeake Capital Corporation (accessed via Galaxy Plus Fund – Chesapeake Feeder Fund (518) LLC)	11.0%
Crabel Capital Management, LLC	3.7%
Doherty Advisors, LLC (accessed via Galaxy Plus Fund – Doherty Feeder Fund (528) LLC)	3.1%
Emil van Essen LLC (accessed via Galaxy Plus Fund – Emil van Essen STP Feeder Fund (516) LLC)	8.5%
FORT, L.P. (accessed via Galaxy Plus Fund – FORT Contrarian Feeder Fund (510) LLC	8.3%
H2O AM LLP	8.0%
Landmark Trading Company (accessed via Galaxy Plus Fund – LRR Master Fund (522) LLC)	1.4%
Quantitative Investment Management, LLC (accessed via Galaxy Plus Fund – QIM Feeder Fund (526) LLC)	16.7%
QuantMetrics Capital Management LLP (accessed via Galaxy Plus Fund – QuantMetrics Feeder Fund (527) LLC)	14.6%
Quest Partners LLC (accessed via Galaxy Plus Fund – Quest Feeder Fund (517) LLC)	5.1%
Welton Investment Partners, LLC (accessed via Galaxy Plus Fund – Welton GDP Feeder Fund (538) LLC)	6.5%
Winton Capital Management Ltd.	8.2%

4.	The first table and chart under the heading “EQUINOX FRONTIER DIVERSIFIED FUND APPENDIX – DIVERSIFICATION SUMMARY” are hereby deleted in their entirety and replaced with the following:

DIVERSIFICATION SUMMARY

EQUINOX FRONTIER FUNDS – THE EQUINOX FRONTIER DIVERSIFIED FUND

Equinox Frontier Diversified Fund Trading Advisors and/or Reference Programs:	Program	Interest Rates	Currencies	Equity Indices	Metals	Energy	Agricultural Commodities	Total
Major Advisors and/or Reference Programs:
Aspect Capital Limited*	Core Diversified Program	25.0%	25.0%	25.0%	10.0%	7.5%	7.5%	100%
Chesapeake Capital Corporation	Diversified Program	7.8%	28.8%	39.1%	8.5%	1.9%	14.0%	100%
Crabel Capital Management, LLC	Crabel Multi- Product 1x Program	25.0%	24.0%	33.0%	5.0%	9.0%	4.0%	100%
Emil van Essen	Multi-Strategy Program	2.0%	0.0%	0.0%	5.0%	55.0%	38.0%	100%
FORT, L.P.	Global Contrarian Program	44.4%	20.3%	22.6%	1.0%	11.7%	0.0%	100%
H20 AM LLP	Force 10	28.0%	40.0%	32.0%	0.0%	0.0%	0.0%	100%
Quantitative Investment Management, LLC	Global	25.0%	12.0%	49.0%	3.0%	11.0%	0.0%	100%
QuantMetrics Capital Management LLP	QM Futures	2.0%	2.0%	96.0%	0.0%	0.0%	0.0%	100%
Quest Partners LLC	Quest Tracker Index Program	26.0%	20.0%	20.0%	7.5%	14.0%	12.5%	100%
Quest Partners LLC	Quest Fixed Income Tracker Index Program	26.0%	20.0%	20.0%	7.5%	14.0%	12.5%	100%
Welton Investment Partners LLC	GDP Program	30.0%	25.0%	15.0%	10.0%	10.0%	10.0%	100%
Winton Capital Management Ltd.**	Diversified Futures Fund	28.8%	16.7%	18.2%	13.8%	14.8%	7.7%	100%
Non-Major Advisors and/or Reference Programs	N/A	0.7%	1.7%	65.1%	0.0%	0.3%	32.2%	100%
Equinox Frontier Diversified Fund	N/A	19.4%	16.4%	40.8%	4.5%	10.9%	8.1%	100%

*	The figures for Interest Rates include both short-term interest rate futures and bond futures. Please note that sector allocations are reviewed regularly and may change over time. The above allocations are correct as at January 31, 2016.
**	These figures are based on the Winton Futures Fund projected risk of the current trading system and represents Winton’s projected long term risk breakdown and is based on historic market volatilities over the last 10 years.

5.	The following new section is added immediately before the heading “EQUINOX FRONTIER DIVERSIFIED FUND APPENDIX— WINTON CAPITAL MANAGEMENT LTD.”:

WELTON INVESTMENT PARTNERS LLC

Background

Welton Investment Partners LLC (the “Company”) is a Delaware Limited Liability Company created in June 2014. Welton Investment Partners LLC was formed to provide all of the investment advisory and day-to-day operational services previously assumed by its sole managing member, Welton Investment Corporation (the “Managing Member”, and together with the Company, “Welton”), a Delaware corporation that merged in May 1997 from a California corporation originally formed in 1988.

Welton provides discretionary investment management services regarding the trading of commodity futures contracts and over the counter (“OTC”) foreign exchange products utilizing quantitative research combined with experienced portfolio management. The Company or its Managing Member has been registered as a commodity trading advisor (CTA) and commodity pool operator (CPO) with the Commodity Futures Trading Commission (CFTC) since January 1989 and has been a member of the National Futures Association (NFA), the futures industry self-regulatory organization, since January 1989. The Company has been registered as an investment advisor (RIA) with the Security Exchange Commission (SEC) since July 2014. The Company is also a member of the Managed Funds Association (MFA). The primary place of business is:

The Eastwood Building

San Carlos between 5th and 6th

P.O. Box 6147

Carmel, California 93921-6147

Tel: (831) 626-5190

Fax: (831) 626-5199

E-Mail: inquiries@welton.com

www.welton.com

Principals

THE PRINCIPALS OF WELTON ARE PATRICK L. WELTON, ANNETTE L. WELTON, DONALD H. PUTNAM, DAVID S. NOWLIN, TODD W. MERRELL, HUNTER L. LEIGHTON, CHRISTOPHER S. KEENAN, CORNELIUS J. HOWE, JUSTIN B. DEW, GUILLAUME DETRAIT, ARTHUR BELL, JUSTIN BALAS AND WELTON INVESTMENT CORPORATION

Dr. Patrick L. Welton	Chief Executive Officer, Chief Investment Officer and Co-Founder

Dr. Welton chairs the Investment Committee and participates in ongoing research. He has been an active investor for more than three decades and co-founded the Managing Member in 1988. Dr. Welton has served on committees for the Managed Funds Association (MFA) and as a member of the Board of Directors of the National Futures Association (NFA) from 1997-2000. He has spoken at numerous conferences globally, participated in panel presentations, and has authored articles about alternative investments. Dr. Welton currently chairs the investment committee of a foundation and a California pension plan. He holds undergraduate, doctoral and postdoctoral degrees from the University of Wisconsin, University of California, Los Angeles (UCLA), and Stanford University respectively.

Dr. Welton has been registered as an Associated Person and listed as a Principal with Welton Investment Partners LLC since July 2014. He has also been registered as an Associated Person and listed as a Principal with an affiliated entity Welton Global Funds Management Corporation since February 1996. Dr. Welton serves as the President and Chief Executive Officer of Welton Global Funds Management Corporation. The main business of Welton Global Funds Management Corporation is to function as a commodity pool operator for a private fund. Dr. Welton has also been listed as a Principal with an affiliated entity Welton Fund Advisors LLC since March 2014. The main business of Welton Fund Advisors LLC is to function as a commodity pool operator for a registered investment company.

Annette L. Welton	Chair, Board of Directors and Co-Founder

Ms. Welton is Chair of the Board of Directors. She oversees firm management, develops independent feedback to the Board and engages in high-level industry relations. Ms. Welton co-founded the Managing Member and served as its Chief Operating Officer for two decades. She has served on the Managed Futures Association (now Managed Funds Association) Public Relations and Trading and Markets Committees, as well as on the National Futures Association (NFA) Nominating Committee. Ms. Welton serves on the UCLA Foundation Board of Directors and also serves as the Chair of the Finance Committee. She holds a BS from the University of California, Los Angeles (UCLA).

Ms. Welton has been registered as an Associated Person and listed as a Principal with Welton Investment Partners LLC since July 2014. She has also been registered as an Associated Person and listed as a Principal with an affiliated entity Welton Global Funds Management Corporation since February 1996. Ms. Welton serves as the Secretary and Chief Financial Officer of Welton Global Funds Management Corporation. The main business of Welton Global Funds Management Corporation is to function as a commodity pool operator for a private fund. Ms. Welton has also been listed as a Principal with an affiliated entity Welton Fund Advisors LLC since March 2014. The main business of Welton Fund Advisors LLC is to function as a commodity pool operator for a registered investment company.

Guillaume Detrait	Chief Operating Officer and Chief Enterprise Risk Officer

Mr. Detrait chairs the Operating Committee. He is responsible for overseeing the overall operations of the firm, helping each department adopt sound business practices and mitigating all major risks. Mr. Detrait holds an MBA from Columbia Business School and a BS in Economics from ESC Reims in France. Mr. Detrait joined Welton in July 2008 and has been registered as an Associated Person and listed as a Principal with Welton Investment Partners LLC since July 2014. Mr. Detrait has also been registered as an Associated Person and Principal with an affiliated entity Welton Fund Advisors LLC since March 2014. Mr. Detrait serves as the Chief Operating Officer of Welton Fund Advisors LLC. The main business of Welton Fund Advisors LLC is to function as a commodity pool operator for a registered investment company.

Justin P. Balas, CAIA	Head of Quantitative Macro Group

Mr. Balas oversees the firm’s proprietary research and product development for the Quantitative Macro group. He holds the CAIA designation, earned a BA from the University of California, Santa Cruz and is a graduate of the Stanford Executive Program. Mr. Balas joined Welton in September 2004 and has been registered as an Associated Person and listed as a Principal with Welton Investment Partners LLC since July 2014.

David S. Nowlin, CRCP	Chief Compliance Officer

Mr. Nowlin oversees compliance, legal and internal departmental reviews. He earned an MBA from Santa Clara University and a BA from Westmont College. Mr. Nowlin has successfully completed the FINRA® Institute at Wharton Certified Regulatory and Compliance Professional (CRCP) program. Mr. Nowlin joined Welton in June 1993 and has been registered as an Associated Person and listed as a Principal with Welton Investment Partners LLC since July 2014. Mr. Nowlin has also been registered as an Associated Person and Principal with an affiliated entity Welton Fund Advisors LLC since March 2014. Mr. Nowlin serves as the Chief Compliance Officer of Welton Fund Advisors LLC. The main business of Welton Fund Advisors LLC is to function as a commodity pool operator for a registered investment company.

Christopher S. Keenan	Director of Marketing

Mr. Keenan manages marketing initiatives. He holds an MBA from Northwestern’s Kellogg School of Business and a BA from UCLA. Mr. Keenan joined Welton in September 2002 and has been registered as an Associated Person and listed as a Principal with Welton Investment Partners LLC since July 2014.

Justin B. Dew	Director of Strategic Development

Mr. Dew is responsible for business development, expanding the firm’s East Coast presence and identifying, evaluating and executing strategic growth opportunities. Mr. Dew holds an MBA from Cornell University and a BS from Ithaca College. Mr. Dew joined Welton in December 2008 and has been registered as an Associated Person and listed as a Principal with Welton Investment Partners LLC since July 2014. He is listed as the branch office manager of the New York office. Mr. Dew has also been registered as an Associated Person and Principal with an affiliated entity Welton Fund Advisors LLC since March 2014. Mr. Dew serves as the Chief Executive Officer of Welton Fund Advisors LLC. The main business of Welton Fund Advisors LLC is to function as a commodity pool operator for a registered investment company.

Arthur F. Bell, Jr., CPA	Independent Director

Mr. Bell is an independent Director of Welton Investment Partners LLC’s board of directors. In his role, he provides independent feedback to the board and oversight of management. Mr. Bell has been the Founder and Managing Member of Arthur F. Bell, Jr. & Associates, L.L.C., Certified Public Accountants, since October 1974. Mr. Bell has over 37 years of experience in the alternative investment world and has been an active member of the MFA Executive Committee and Board of Directors since September 1994. Mr. Bell was also a member of the CFTC’s Global Markets Advisory Committee. He is currently a member of the Futures Industry Association Editorial Advisory Board, the American Institute of Certified Public Accountants (AICPA), the Pension Research Accounting Group (PRAG) based in London, the Alternative Investment Management Association (AIMA) also based in London, and is on numerous industry committees and working groups. Mr. Bell previously served as a non-executive Director of Tewksbury Capital Management Ltd. from June 2002 to May 2009. Mr. Bell is a graduate of Johns Hopkins University and a licensed CPA in Maryland and New York. He has been listed as a Principal with Welton Investment Partners LLC since July 2014.

Donald H. Putnam	Director

Mr. Putnam serves on Welton Investment Partners’ Board of Directors. In his role, he provides feedback to the board and oversight of management. Mr. Putnam is the Managing Partner of Grail Partners LLC, a firm he founded in early 2005. Prior to Grail he led Putnam Lovell Securities which he founded in 1987. At Putnam Lovell he served as Chief Executive Officer, Chairman of the Board, and Managing Director in the firm’s investment banking group. Putnam Lovell was sold to National Bank Financial in 2002; until 2005 Mr. Putnam served as CEO and Vice Chairman of Putnam Lovell NBF. Prior to founding Putnam Lovell in 1987, Mr. Putnam was affiliated with and held senior positions at SEI Investments, SEI Financial Services Company and its various mutual funds, Catallactics Corporation (a subsidiary of SunGard), and Bankers Trust Company. Mr. Putnam serves on the investment committee of Ripon College and the boards of EMG and Manifold Partners. He also serves on the advisory board of Syntel Inc. Mr. Putnam studied at NYU. He has been listed as a Principal with Welton Investment Partners LLC since July 2014.

Hunter L. Leighton	Head of Infrastructure, Systems and Cybersecurity

Mr. Leighton oversees Welton Investment Partners information technology infrastructure, systems administration and cybersecurity. He formerly worked as a Senior Trader with John W. Henry & Company Inc., bringing thirteen years of experience in the global futures and foreign exchange markets. Mr. Leighton holds a BS from the University of Florida. Mr. Leighton joined Welton Investment Partners in 2008.

Cornelius ‘Neal’ J. Howe	Director of Investor Solutions

Mr. Howe leads the Investor Solutions team overseeing the new business development effort for all of Welton’s strategies, and working closely with investors to develop the most optimal solutions designed to meet their return objectives. Previously he was Managing Director and Head of Distribution for Barclays Funds and Advisory. Mr. Howe has also worked with Merrill Lynch, Schroders and Lazard in senior Distribution roles. He holds a BS from Indiana University. Mr. Howe joined Welton Investment Partners in 2015.

Todd W. Merrell, CPA, CA	Director of Finance

Mr. Merrell is responsible for all aspects of finance, middle- and back-office operations for Welton. This includes: corporate finance, fund accounting, fund administration, trade oversight, and investor relations. Prior to joining Welton, Mr. Merrell was an Assistant Vice-President with JPMorgan Chase Hedge Fund Services in Bermuda. Before JPMorgan, he worked for Deloitte in Canada where he qualified as a Chartered Accountant (CA). Mr. Merrell holds memberships with the Chartered Professional Accountants of Canada (CPA Canada) in both Bermuda and Saskatchewan. He earned a Master of Professional Accounting degree and a Bachelor of Commerce degree in Finance from the University of Saskatchewan. Mr. Merrell joined Welton Investment Partners in 2009.

Welton Investment Corporation

As the sole Managing Member, Welton Investment Corporation has been listed as a Principal with Welton Investment Partners LLC since July 2014.

Chalice Welton LLC

As a Member, Chalice Welton LLC has been listed as a Principal with Welton Investment Partners LLC since July 2014.

Legal Actions

There have never been any administrative, civil, or criminal proceedings (whether pending, on appeal or concluded) against Welton Investment Partners LLC or its Principals.

Trading Approach

The Welton Global Directional Portfolio (“GDP”) is proprietary and highly confidential to Welton. Accordingly, the description set out below is general only and is not intended to be exhaustive or absolute.

The GDP is a comprehensive managed futures program designed to reliably deliver the style class returns of directional managed futures accompanied by a sustainable performance advantage. The Global Directional Portfolio commenced trading client assets in June 2004.

The program employs exchange-traded futures contracts and foreign exchange instruments within global interest rate, currency, equity index and commodity markets. The inclusion or exclusion of certain markets in investment products and the instruments selected to trade those markets at various times is affected by many factors including, but not limited to, contract liquidity, Futures Commission Merchant constraints, regulatory requirements, market conditions and investment opportunity as determined by Welton. In addition, U.S. clients may be restricted from participating in certain markets not yet approved for use by U.S. regulatory authorities. In its sole discretion, Welton may adjust the systems, methodology, weighting, capacity and market composition (including the addition of markets not listed and/or the deletion of listed markets) in each investment product at any time. Unless otherwise directed by the client or the client’s clearing broker, positions will be offset on a first-in, first-out basis.

GDP was conceived to provide investors with a source of non-correlated returns and long-term capital appreciation by capitalizing on the full range of investment opportunities available in the global futures and FX markets. GDP does this by employing a broadly diversified portfolio architecture that spans multiple asset classes, strategy types, holding periods and directionality (i.e., taking either long or short positions).

To accomplish its goals GDP today trades 26 unique and diverse strategies, each attempting to capture a specific recurrent market phenomena generated by behavioural inefficiencies amongst capital market participants. These inefficiencies include, but are not limited to, under-anticipated price shifts from a variety of recurrent global macro-economic themes, carry differentials, structural financing premiums within and across markets, and the exploitation of a variety of short- and long-term statistical probabilities, among others.

Strategies are then systematically combined through a top-down Multi-Asset Class Correlation and Risk Optimization (MACRO) allocation framework to achieve GDP’s clear objectives over the long-term. This system was specifically designed to target maximum diversification to complement GDP’s momentum / trend following core, and embeds risk management at multiple layers within the portfolio for a stable portfolio risk profile over time.

By maintaining these core design principles, an unwavering focus, and a process of continuous improvement, Welton hopes to ensure that GDP will continue to deliver the dual traits of alpha plus portfolio-enhancing diversification that investors value.

Past Performance of Global Directional Portfolio Program

Welton Investment Partners LLC – Global Directional Portfolio Program

	2017	2016	2015	2014	2013	2012
Monthly Rates of Return	(%)	(%)	(%)	(%)	(%)	(%)
January	-0.76	4.36	7.56	-2.01	2.86	-1.15
February	2.82	7.83	-0.59	5.68	-1.32	1.31
March		-5.34	3.68	-1.43	1.03	-1.41
April		-0.44	-5.24	6.13	1.56	0.85
May		-2.94	-0.79	5.17	-5.70	1.33
June		11.26	-6.22	3.04	-2.73	-4.71

July		2.38	4.39	-3.59	-3.08	5.27
August		-3.90	-7.19	5.31	-1.10	-1.26
September		1.10	3.18	-1.14	-2.67	-2.86
October		-4.98	-1.31	0.45	5.29	-3.95
November		0.82	3.58	8.92	4.71	-0.85
December		1.78	-1.79	3.95	-4.06	-0.62
Compound Rate of Return	2.04	11.08	-1.91	34.01	-5.73	-8.12

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Name of CTA:	Welton Investment Partners LLC
Name of program:	Global Directional Portfolio Program
Inception of trading by CTA:	February 1989
Inception of trading program:	June 2004
Worst monthly drawdown*:	-9.15%
Worst peak-to-valley drawdown**:	-33.18%
Totals Assets in the Program:	$472,000,000 (as of February 28, 2017)
Total Assets Under Management of the CTA:	$495,000,000 (as of February 28, 2017)

*	Draw-down means losses experienced by the trading program over a specified period.
**	Worst peak-to-valley draw-down means the greatest cumulative percentage decline in month-end net asset value due to losses sustained by the trading program during any period in which the initial month-end net asset value is not equaled or exceeded by a subsequent month-end net asset value.

6.	The first table under the section entitled “STATEMENT OF ADDITIONAL INFORMATION—CORRELATIONS” is hereby deleted in its entirety and replaced with the following:

Equinox Frontier Diversified Fund, Correlation matrix of CTA programs

Correlation Coefficient Jan-2012 to Feb-2017	Aspect	Chesapeake	Crabel	Doherty	Emil van Essen	Fort	H2O	Landmark	QIM	QuantMetrics	Quest	Welton	Winton
Aspect	1.00	0.70	0.28	0.20	0.12	0.64	0.01	0.15	-0.15	0.36	0.76	0.79	0.83
Chesapeake	0.70	1.00	0.17	-0.00	-0.04	0.54	-0.06	0.15	-0.09	0.24	0.49	0.62	0.71
Crabel	0.28	0.17	1.00	0.32	-0.06	0.22	-0.05	0.07	-0.04	0.05	0.37	0.36	0.32
Doherty	0.20	-0.00	0.32	1.00	-0.13	0.07	-0.07	-0.05	0.22	0.21	0.29	0.26	0.18
Emil van Essen	0.12	-0.04	-0.06	-0.13	1.00	-0.17	-0.17	0.25	0.00	-0.11	0.16	0.03	0.02
Fort	0.64	0.54	0.22	0.07	-0.17	1.00	-0.18	0.23	-0.10	0.25	0.62	0.69	0.79
H2O	0.01	-0.06	-0.05	-0.07	-0.17	-0.18	1.00	-0.04	-0.19	0.10	-0.14	-0.28	-0.15
Landmark	0.15	0.15	0.07	-0.05	0.25	0.23	-0.04	1.00	-0.11	0.28	0.18	0.15	0.14
QIM	-0.15	-0.09	-0.04	0.22	0.00	-0.10	-0.19	-0.11	1.00	-0.16	0.09	-0.06	-0.14
QuantMetrics	0.36	0.24	0.05	0.21	-0.11	0.25	0.10	0.28	-0.16	1.00	0.23	0.19	0.29
Quest	0.76	0.49	0.37	0.29	0.16	0.62	-0.14	0.18	0.09	0.23	1.00	0.74	0.76
Welton	0.79	0.62	0.36	0.26	0.03	0.69	-0.28	0.15	-0.06	0.19	0.74	1.00	0.84
Winton	0.83	0.71	0.32	0.18	0.02	0.79	-0.15	0.14	-0.14	0.29	0.76	0.84	1.00

9